May 27, 2026

To Our Shareholders

Hidetake Takahashi

Director,

Representative Executive Officer, President

ORIX CORPORATION

2-4-1, Hamamatsu-cho

Minato-ku, Tokyo, Japan

# Partial Correction to the "Information Materials for the 63rd Annual General Meeting of Shareholders"

ORIX CORPORATION has made a partial correction to the contents of the "Information Materials for the 63rd Annual General Meeting of Shareholders". We hereby apologize for any inconvenience.

The corrected part is as stated below and the correction is shown by underlined text.

Details

1．**Corrected Part:**

Notes to the Consolidated Financial Statements, Consolidated Financial Statements (U.S.GAAP)

Page 28, 6. Financial Instruments

(2) Estimated Fair Value of Financial Instruments and the breakdown of the Fair Value by input levels

2．**Contents of Correction:**

＜Before Correction＞

Millions of yen

| | | Carrying amount | Estimated fair value | Differences | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|---|---|
| 3) | Installment loans (net of allowance for credit losses) | 4,118,777 | 4,107,114 | (11,663) | 0 | 50,013 | 4,057,101 |

＜After Correction＞

Millions of yen

| | | Carrying amount | Estimated fair value | Differences | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|---|---|
| 3) | Installment loans (net of allowance for credit losses) | 4,118,777 | 4,089,785 | (28,992) | 0 | 50,013 | 4,039,772 |

End